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EXHIBIT 12.1 - STATEMENT REGARDING COMPUTATION OF FINANCIAL RATIOS

(Dollars in millions)

                                 1999       1998      1997     1996     1995
1.  NET INCOME AS A
     PERCENT OF SALES

    A Net Income                $ 42.6     $ 70.4    $117.7   $128.3   $145.1
    B Net Sales                 $516.8     $465.0    $539.1   $497.4   $628.3

    A % of B                       8.2%      15.1%     21.8%    21.5%    23.1%

2.  EFFECTIVE INCOME TAX
     RATE

    C Income Taxes              $ 32.7     $ 41.5    $ 56.7   $ 63.8   $ 71.7
    D Income before Income      $ 75.3     $111.9    $174.4   $192.1   $216.8
      Taxes

    C % of D                      43.4%      37.1%     32.5%    33.2%    33.1%

    Current Ratio

    E Current Assets            $255.8     $240.9    $282.7   $339.6   $314.9
    F Current Liabilities       $206.8     $205.2    $102.8   $123.5   $138.8

    E : F                          1.2        1.2       2.7      2.7      2.3